920 MASSACHUSETTS AVENUE, NW SUITE 900 WASHINGTON, DC 20001 PHONE: 202.508.3400 FAX: 202.508.3402
www.bakerdonelson.com

Terrence O. Davis, Shareholder
Direct Dial: 202.654.4514
Direct Fax: 202.508.3402
E-Mail Address: todavis@bakerdonelson.com

March 7, 2014

VIA EDGAR
==========
Mr. Derek Newman
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Starboard Investment Trust (File Nos. 333-159484 and 811-22298)

Dear Mr. Derek Newman:

At your request, we are submitting this letter on behalf of our client, Starboard Investment Trust (the "Trust" or the "Registrant") to the Securities and Exchange Commission (the "SEC") through the EDGAR system.  The purpose of this letter, is to respond to the oral comments provided by the staff of the SEC (the "Staff") to the undersigned on February 18, 2014 and March 6, 2014, in connection with the review conducted by the Staff of the preliminary proxy materials on Form 14A filed with the SEC by the Trust in connection with the Goodwood SMID Cap Discovery Fund, a series of the Trust and formerly known as the Caritas All-Cap Growth Fund (the “Fund”), on February 6, 2014.

Set forth below is a summary of the Staff’s comments and the response of the Trust to each such comment.

SEC Review Comments -- February 18, 2014

1.	Comment.	Provide Tandy reps as part of our response letter

	Response.	Please see the Tandy representations included below.

2.	Comment. Pursuant to Item 22(c)(1)(iv), please enhance the disclosure regarding the termination of the advisory agreement between the Fund and Caritas Capital LLC. Please also provide the period for which CV Investment Advisors served as the interim investment advisor for the Fund.

Response. The disclosure has been revised as requested.

3.	Comment. Please explain how the Fund’s advisory arrangements are consistent with Section 15 and Rule 15a-4 given the lapse of the 150 day period.

Response. The Fund had previously prepared a proxy statement to approve the Fund’s advisory agreement with Goodwood Advisors, LLC (“Goodwood”). Prior to the original date of the shareholder meeting that was to consider the Interim Agreement, but subsequent to the record date set forth in the proxy statement dated January 9, 2014 (the "Original Record Date"), the largest shareholder of the Fund, as of the Original Record Date, First National Bank of Shelby, had elected to redeem its shares in the Fund due, at least in part, to its acquisition by the Bank of Ozarks. As a result of its election to redeem its shares shortly after the Original Record Date, the internal committee within the parent company of First National Bank of Shelby that oversees proxy voting matters felt that it would be inappropriate for the Bank to cast either an affirmative or negative vote in connection with the original proxy materials and indicated that it intended to abstain from voting its shares. Given that the First National Bank of Shelby represented 2/3 of the shares of the Fund as of the Original Record Date, the Fund would have been unable to conduct the meeting as contemplated.

The Registrant acknowledges that, due to these unexpected complications in the solicitation of shareholder approval of the Interim Agreement which were beyond its control, the 150 day period provided for under Rule 15a-4 to allow for solicitation of shareholder approval has been exceeded; however, the Registrant notes that the Staff has provided no-action relief on at least two separate occasions where unexpected circumstances or complications resulted in delays in obtaining shareholder approval of interim advisory agreements which resulted in interim investment advisory agreements approved in reliance on Rule 15a-4 being effective beyond the 150 day period provided for under the Rule without shareholder approval. In particular, the Registrant would note that the Staff has provided no-action assurances in no-action letters issued to: Mellon Equity Associates LLP, SEC No-Act. Ltr. (Apr. 1, 2005) (the "Mellon Letter"), and Claymore Advisors, LLC, SEC No-Act. Ltr. (Apr. 27, 2010) (the “Claymore Letter”).

While the Registrant believes that both no-action letters are instructive, the Mellon Letter seems to be more directly relevant to the matter involving the Fund.  In the Mellon Letter, the Staff allowed Mellon Equity Associates, LLP ("Mellon Equity") to serve as the investment adviser to TimesSquare
VP S&P 500 Index Fund (the “Mellon Fund”), a Series of CIGNA Variable Products Group (the "CIGNA Trust"), pursuant to a written investment advisory agreement that was not approved by a majority vote of the Mellon Fund’s shareholders. On September 30, 2004, the Mellon Fund's portfolio manager announced that he intended to retire. When the portfolio manager retired, the investment adviser to the Mellon Fund at the time, CIGNA Investment Advisors, Inc., was unable to continue serving as the investment adviser to the Mellon Fund.  Accordingly, the Board of Trustees of the CIGNA Trust on behalf of the Mellon Fund entered into an interim investment advisory agreement with Merrill Lynch Investment Managers, L.P. (the "MLIM") to provide for uninterrupted portfolio management of the Mellon Fund ("MLIM Interim Agreement") until February 27, 2005 without the approval of shareholders of the Mellon Fund in reliance on Rule 15a-4.

In December 2004, the Mellon Fund’s investment adviser, under the supervision of the Board of Trustees of the CIGNA Trust, successfully proposed a merger with the Dreyfus Index Fund, and subject to shareholder approval, the parties expected to accomplish the merger by April 30, 2005. Mellon proposed to serve as the investment adviser to the Mellon Fund pursuant to a written agreement, the Mellon Equity Interim Agreement (“MEI Agreement”), which would be operative from February 28, 2005 until the merger was consummated.

However, neither the MLIM Interim Agreement nor the subsequent MEI Agreement would have been approved by shareholders within the 150 day period provided for under Rule 15a-4.  Indeed, the two interim agreements potentially would have been operative for more than 210 days without shareholder approval.

In the Mellon Letter, the Staff indicated that it would not recommend enforcement action under Section 15(a) if Mellon served as the investment adviser to the Mellon Fund pursuant to the MEI Agreement without shareholder approval, so long as:

(i) Mellon Equity . . . [would] serve as investment adviser to the [Mellon] Fund without any compensation or reimbursement of its costs; (ii) Mellon Equity [would] . . . serve as investment adviser to the [Mellon] Fund under the same general terms and conditions that applied under the MLIM Interim Agreement and the original agreement with CIGNA Advisers (except that no fee will be paid to Mellon Equity); (iii) the MEI Agreement . . . [would] be operative only from February 28, 2005 until the Merger is consummated, which . . . [was] expected to occur on or before April 30, 2005; and (iv) the Board of Trustees [of the CIGNA Trust], including those Trustees who [were] . . . not "interested persons" (as defined in the . . . [1940] Act), . . . [had] approved the [MEI Agreement].

Other than the fact the instant matter does not involve the ultimate merger of the Fund, the Registrant believes that the circumstances involving the approval of the proposed Interim Agreement for the Fund are nearly identical to those involving the Mellon Fund.  Both with regard to the Mellon Letter and the Fund's solicitation efforts, unforeseen developments beyond the control of either registered investment company, coupled with delays in identifying a permanent investment adviser solution contributed to interim advisory agreements being operative for more than 150 days without shareholder approval.

Given the delay in seeking shareholder approval of the Interim Agreement, the Interim Agreement lapsed as of January 19, 2014 (the "Lapse Date").  Since that date and consistent with the conditions specified in both the Mellon Letter and the Claymore Letter, Goodwood has managed the Fund without compensation or reimbursement of its expenses and will not be compensated for its services to the Fund or reimbursed for its expenses during the period from the Lapse Date until the date that the Interim Agreement is approved by Fund shareholders (the "Lapse Period").  In considering the continuation of the Interim Agreement beyond the 150 day period, the Board, which is comprised entirely of disinterested Trustees, considered the fact that Goodwood would not derive any benefits associated with managing the Fund during the Lapse Period.  The Board also noted that the terms of the Interim Agreement, other than the fact that Goodwood would receive no compensation, were substantially identical to the terms of the interim advisory agreement with CV Investment Advisors, LLC ("CV") and the original advisory agreement with Caritas Capital, LLC ("Caritas").  Finally, the Registrant would observe that, assuming that the special meeting of shareholders takes place on March 19th, the Lapse Period would have been limited to less than 60 days in length, substantially less than the period of time contemplated in either the Mellon Letter or the Claymore Letter.

With respect to the Claymore Letter, the Staff granted no-action relief from Section 15(a) of the 1940 Act to Claymore Advisors, LLC ("Claymore Advisors"), part of the Claymore Group fund complex, allowing it to continue to serve as the investment adviser to certain series of Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust (together, the "ETF Trusts"), even though Claymore Advisors would serve in such capacity pursuant to a written investment advisory agreement that had not been approved by the shareholders of the ETF Trusts within the 150 day period provided for under Rule 15a-4.

In requesting no-action relief, Claymore Advisors indicated that it was unlikely to obtain a quorum in order to get shareholder approval of the proposed advisory agreements within the 150 day period provided for under Rule 15a-4.  Unlike the Mellon Fund and the Fund, the Claymore Letter involved exchange traded funds ("ETFs") which, according to Claymore Advisors, presented certain challenges in soliciting proxy instructions from shareholders given that such funds are traded frequently resulting in a larger percentage of record date shareholders that were no longer shareholders by the time that proxy materials were distributed.  In addition, Claymore Advisors represented that, if the interim agreement had been allowed to lapse, the affected funds would have been forced to liquidate.

In granting the requested no-action relief, the Staff relied on certain representations of Claymore Advisors, including that, subsequent to the lapse of the 150 day period, Claymore Advisors would not receive any compensation or reimbursement of costs and would adhere to conditions substantially identical to those imposed by the Staff in the Mellon Letter. As part of its analysis, the Staff noted that, "Rule 15a-4 was designed to prevent registered investment companies from being harmed by losing investment advisory services before shareholders can approve a new investment advisory contract."

While the Fund is not an ETF, the redemption of the Fund's largest shareholder subsequent to the Record Date presented the Fund with some of the same issues encountered by Claymore Advisors in the Claymore Letter.  Indeed, given the redemption of 2/3 of the assets of the Fund subsequent to the Original Record Date and the indication from the former shareholder that it intended to abstain from voting its shares, holding the special meeting as originally planned became untenable.  The Registrant took all possible steps to comply with the 150 day period provided for under Rule 15a-4.  Unfortunately, due to events beyond its control, shareholder approval of the Interim Agreement could not be accomplished within the 150 day period. In addition, had the Board not elected to continue the Interim Agreement with Goodwood beyond the 150 day interim period, the Board would have been left with little choice other than to liquidate the Fund as it would not have been possible to provide for the continuous management of the assets of the Fund.

4.	Comment. In your response, please confirm that neither Caritas nor any controlling entity of Caritas has received any money or other benefit in connection with the termination of the advisory agreement that would prevent the Fund from relying on Rule 15a-4(b)(1).

Response. The Registrant hereby confirms that neither Caritas, CV, Goodwood nor any controlling entity of any such party received any money or other benefit in connection with the termination of the advisory agreement that would prevent the Fund from relying on Rule 15a-4(b)(1).

5.	Comment. Assuming shareholder approval of the interim advisory agreement with Goodwood Advisors, LLC, please confirm that Goodwood will not receive any deferred compensation, expenses recoupment or other compensation for the services performed and expenses accrued by Goodwood for the period between the lapse of the interim agreement and any approval by shareholders of the advisory agreement.

Response. As noted above and in the revised proxy statement, Goodwood will not be compensated for any services performed or reimbursed for any expenses incurred during the Lapse Period nor will it be eligible to seek payment of such fees or reimbursement of any such expenses at a later date.

6.	Comment. Please confirm whether the expense limitation agreement referred to in the proxy statement is the Fund’s Operating Plan. If so, please revise the disclosure to reflect the parties to the Operating Plan.

Response. The agreement referred to in the disclosure is the Operating Plan. The disclosure has been revised to reflect the parties to the Operating Plan.

7.	Comment. Please confirm that the Fund’s Board does not anticipate terminating the Operating Plan prior to October 1, 2015.

Response. We confirm that the Board does not anticipate terminating the Operating Plan prior to October 1, 2015.

8.	Comment. Please provide, on a supplemental basis, information regarding the changes in beneficial ownership since the date of the previously filed proxy statement on January 9, 2014. Please provide detail regarding turnover in the shareholder base. Also, please disclose whether recent investors into the Fund are affiliates of the Advisor or clients of the Advisor, whose accounts the Advisor has investment discretion.

Response. The most significant change in the composition of the Fund’s shareholder base was the redemption by the Fund’s largest shareholder, First National Bank of Shelby, subsequent to the Original Record Date. As of the Original Record Date, First National Bank of Shelby accounted for 2/3 of the assets of the Fund. On December 16, 2013, the Bank redeemed $2,484,010 from the Fund.

With the exception of the redemption by First National Bank of Shelby, the asset base of the Fund has been relatively stable and trending upward. On January 3, 2014, an individual investor purchased $1,027,000 worth of Fund shares.  A second investor purchased $1,130,000 worth of Fund shares on February 13, 2014.  These investors include the principals of Goodwood who have invested their own monies in the Fund, along with friends and family of the principals.  However, the majority of the capital has come from unaffiliated third-parties with regard to which Goodwood does not have investment discretion.  As of February 26, 2014, the Fund has total assets of $3,699,868, as compared to $890,230 immediately following the redemption by the First National Bank of Shelby.

9.	Comment. Please revise the disclosure regarding language on page 10 of the proxy statement regarding voting requirements to be consistent with the Investment Company Act.

Response. The disclosure has been revised as requested.

10.	Comment. Please provide householding disclosure, if applicable.

Response. The Fund will not engage in householding in connection with the delivery proxy materials.

*           *           *
Notwithstanding the comments received from the staff of the Securities and Exchange Commission, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Should the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

3.
The action of the Securities and Exchange Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.	The Trust may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 202.654.4614.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis
Terrence O. Davis